SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  February 28, 2005

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for Form 6-K

1.0

News Release dated February 28, 2005

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 5 - 2005

February 28, 2005

For Immediate Release

AURIZON OUTLINES EXPLORATION PLANS FOR 2005

Aurizon Mines Ltd. is pleased to report the 2005 exploration plans for its’ Casa Berardi project, where a positive feasibility study has recently been completed.  A $7 million budget has been planned for surface and underground programs to explore for new mineral resources, and to upgrade the quality of known gold resources from underground so that they can be included in the Casa Berardi mineral reserves and underground mine plan.

Upgrade of Current Mineral Resources

Underground exploration will be conducted from the 550 metre level track drift which will be extended east for a distance of approximately 1 kilometre.  Deep drilling of the high grade extension of Zone 113 is currently being conducted from a crosscut on the 550 metre level to depths between 900 and 1,100 metres.  The extended 550 metre track drift will be used to explore and infill drill Zones 118 to 120.  A total of 47,000 metres of drilling is planned from underground in 2005.

New Mineral Resources

The 2005 surface drill program will consist of 17,000 metres of drilling, following up last year’s exploration successes at Zone 140 and Zone 157 in the vicinity of the East Mine.  Some of the drilling of Zone 140 will take place from the 280 metre level drift.

A geophysics and geochemistry program is planned west of the West Mine.  This new information should create new target zones for drilling.  An additional 2,000 metres of drilling is planned for this area.

2005 BMO Nesbitt Burns Global Resource Conference

Aurizon made a Corporate presentation on Casa Berardi at the BMO Nesbitt Resource Conference in Tampa Florida at 10:30 a.m. Eastern Standard Time today.  You are invited to view the presentation, which is available on the web at the following address:

http://corporate.bmo.com/conferences/2005resources/

Additional Information

A sketch indicating the area covered by the exploration drill programs described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon’s website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

February 28, 2005
Aurizon Outlines Exploration Plans for 2005

Aurizon is a Canadian-based gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, and is on the Hydro Quebec power grid.  Aurizon also owns 50% of the Sleeping Giant Mine. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed on SEDAR as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec and with the Toronto Stock Exchange.; and on EDGAR, with the United States Securities and Exchange Commission.

Cautionary Note to US Investors

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as "mineral resources" and “inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20-F, File No. 0-22672 available from us at Suite 900, 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8.  You can also obtain this form from the SEC by calling in 1-800-SEC-0330 or visit Aurizon's page on SEDAR, where all of the Company's public documents are filed, including the Form 20-F (reference Annual Information Form).

Aurizon Mines Ltd.
2005 Exploration at Casa Berardi

2005
980m
-1000m
$7.0 M
47,000m
17,000m

2000m

Reference: NR Issue No. 5 - 2005